GAMBRO

RECEIVED

2004 OCT 21 A 8:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045658

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Stockholm, October 13, 2004

SUPPL

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

PROCESSED
OCT 22 2004 E
THOMSON FINANCIAL

Pia Irell
Vice President, Investor Relations
Phone + 46 8-613 65 91
Fax +46 8 613 65 78

10/21

Encl.:
Press Release October 11, 2004 Nomination Committee for Gambro AB's 2004 Annual General Meeting

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
October 11, 2004

Nomination Committee for Gambro AB's 2005 Annual General Meeting

In accordance with the decision made by Gambro's Annual General Meeting on April 13, 2004, it is hereby announced that the following persons, representing the four largest shareholders in Gambro AB, will develop a proposal for the composition of the board of directors that will be presented to the 2005 Annual General Meeting for approval.

The representatives are:
Claes Dahlbäck, Investor AB and Chairman of the Board of Gambro AB
Ulla Litzén, Knut and Alice Wallenberg Foundation
Marianne Nilsson, Robur's mutual funds
Peter Rudman, Nordea's mutual funds

If changes occur among Gambro's major shareholders during the nomination process, the composition of the Nomination Committee will be changed to reflect this.

The Annual General Meeting of Gambro AB will be held on Tuesday, April 12, 2005, at Aula Magna, Frescativägen 6, Stockholm.

Shareholders who would like to suggest representatives for Gambro AB's board can contact Gambro's Chairman, Claes Dahlbäck, at the following e-mail address: chairman@investorab.com

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Pia Irell, Vice President, Investor Relations, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 55,200 patients in more than 700 clinics worldwide. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2003 revenues of SEK 26.1 billion (USD 3.2 billion), has about 21,200 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com